UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant's name into English)

The Victorians
10 Earlsfort Terrace
Saint Kevin's
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 6, 2023, Fusion Fuel Green Plc (the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s Class A ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Global Market (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on The Nasdaq Global Market under the symbol “HTOO” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until May 6, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before May 6, 2024, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by May 6, 2024, the Company may be afforded a second 180 calendar day period to regain compliance or be subject to delisting. To qualify for an additional compliance period, the Company would be required to meet the continued listing requirements regarding the market value of publicly held Ordinary Shares and all other initial listing standards, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

EXHIBITS

Number	Description

99.1	Press Release of Fusion Fuel Green Plc dated November 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 7, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer